FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Tournigan Gold Corporation (the "Company" )
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3

Item 2.	Date of Material Change

February 13, 2007.

Item 3.	News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on February 13, 2007.

Item 4.	Summary of Material Change

a)

The Company announced that it reached an agreement with Strongbow Exploration Inc. to terminate the Ulster Acquisition Agreement governing the sale by Strongbow, and the purchase by the Company, of all of the outstanding shares of Ulster Minerals Limited. Ulster Minerals holds mineral exploration licenses in Northern Ireland which include the Company s Curraghinalt gold deposit. Pursuant to the termination agreement, the Company will issue 500,000 common shares to Strongbow and the Company s remaining obligations to Strongbow will be eliminated.

b)

The Company also announced the grant of 700,000 stock options to employees of the Company. The options have a five year term and the exercise price will be the closing price of the Company s stock on February 16, 2007.

Item 5.	Full Description of Material Change

For a full description of the material change, see a complete news release in the following Schedule A.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

TOURNIGAN GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT FEBRUARY 13, 2007

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone 604-683-8320
Facsimile 604-683-8340

Item 9.	Date of Report

Dated at Vancouver, B.C., this 13th day of February, 2007.

SCHEDULE "A"

PRESS RELEASE
February 13, 2007

Symbol: Canada, TSX.V - TVC
Frankfurt, Berlin - TGP

Tournigan Curraghinalt Acquisition Renegotiation

Tournigan is pleased to report it has reached an agreement with Strongbow Exploration Inc. to terminate the Ulster Acquisition Agreement, governing the sale by Strongbow, and the purchase by Tournigan, of all of the outstanding shares of Ulster Minerals Limited. Ulster holds mineral exploration licenses in County Tyrone, Northern Ireland including the Curraghinalt gold deposit. Under the termination agreement, Tournigan will issue 500,000 common shares to Strongbow and the remaining terms and conditions of the Ulster Acquisition Agreement will be eliminated. Tournigan will have no further share or cash payment obligations to Strongbow and can move forward, through its subsidiary, Ulster, with its 100% interest in the Curraghinalt gold deposit. The agreement is subject to the approval of the TSX Venture Exchange.

Tournigan is now completing a 6,300-metre drill program at the Curraghinalt deposit, designed to expand the existing resource strike length.

Corporate Matters

Tournigan announces the grant of 700,000 stock options to employees of the Company. The options have a five year term and the exercise price will be the closing price of Tournigan stock on February 16, 2007.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and an educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

             "James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

Contact Patrick Soares, Vice President, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com